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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

United Fire & Casualty Company
(Name of Issuer)
Common Stock $3.33 1/3 par value
(Title of Class of Securities)
910331107
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	910331107

1	NAMES OF REPORTING PERSONS J. Scott McIntyre Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		3,060,480

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		519,240

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,060,480

WITH:	8	SHARED DISPOSITIVE POWER

		519,240

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,579,720

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.45%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	910331107

1	NAMES OF REPORTING PERSONS J. Scott McIntyre Revocable Trust dated 12/08/1992

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Iowa

	5	SOLE VOTING POWER

NUMBER OF		2,564,851

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,564,851

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,564,851

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.63%

12	TYPE OF REPORTING PERSON

	OO

Item 1(a) Name of Issuer:
United Fire & Casualty Company
Item 1(b) Address of Issuer’s Principal Executive Offices:
118 Second Avenue SE
Cedar Rapids, Iowa 52401
Item 2(a) Name of Person Filing:
The persons filing this Schedule 13G are:
(1)	J. Scott McIntyre Jr.

(2)	J. Scott McIntyre Revocable Trust dated December 8, 1992

*	Attached to this Schedule 13G as “Exhibit A” is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filing on behalf of each of them.
Item 2(b) Address of Principal Business Office or, if none, Residence:
2222 First Avenue NE, #1004
Cedar Rapids, Iowa 52402
Item 2(c) Citizenship:
J. Scott McIntyre Jr. is a citizen of the United States of America. The J. Scott McIntyre Revocable Trust dated December 8, 1992 was formed under the laws of the State of Iowa.
Item 2(d) Title of Class of Securities:
Common Stock $3.33 1/3 par value
Item 2(e) CUSIP Number:
910331107

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definitions of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4 Ownership
Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned.
(1)	J. Scott McIntyre Jr. is the beneficial owner of 3,579,720 shares of $3.33 1/3 par value common stock of the Company, consisting of:
i.	4,968 shares held in a retirement account for Mr. McIntyre’s benefit;

ii.	2,564,851 shares held by the J. Scott McIntyre Revocable Trust dated December 8, 1992, for which Mr. McIntyre serves as sole trustee;

iii.	40,986 shares held by the Mildred Reynolds McIntyre Irrevocable Trust dated September 15, 1992, for which Mr. McIntyre serves as sole trustee;

v.	449,675 shares held by the Dee Ann McIntyre Trust, for which Mr. McIntyre serves as sole trustee; and

vi.	519,240 shares held by the McIntyre Foundation, an Iowa charitable foundation, for which Mr. McIntyre serves as President, Secretary, Treasurer and one of four directors.
(2)	The J. Scott McIntyre Revocable Trust dated December 8, 1992 is the direct owner of and thus is beneficial owner of 2,564,851 shares of $3.33 1/3 par value common stock of the Company.

(b) Percent of class
(1)	The 3,579,720 shares reported as beneficially owned by J. Scott McIntyre Jr. represented 13.45% of the issued and outstanding shares of $3.33 1/3 par value common stock of the Company on December 31, 2008.
(2)	The 2,564,851 shares held by the J. Scott McIntyre Revocable Trust dated December 8, 1992 represented 9.63% of the issued and outstanding shares of $3.33 1/3 par value common stock of the Company on December 31, 2008.
(c) Number of shares to which the person has:
(1)	J. Scott McIntyre Jr.

i. Sole Power to vote or to direct the vote:	3,060,480
ii. Shared power to vote or to direct the vote:	519,240
iii. Sole power to dispose or to direct the disposition of:	3,060,480
iv. Shared power to dispose or to direct the disposition of:	519,240
(2)	The J. Scott McIntyre Revocable Trust dated December 8, 1992

i. Sole Power to vote or to direct the vote:	2,564,851
ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	2,564,851
iv. Shared power to dispose or to direct the disposition of:	0
Item 5 Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6 Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8 Identification and Classification of Members of the Group
Not applicable.
Item 9 Notice of Dissolution of a Group
Not applicable.
Item 10 Certification
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009		/s/ J. Scott McIntyre Jr.
Dated		J. Scott McIntyre Jr.

February 17, 2009		J. Scott McIntyre Revocable Trust dated December 8, 1992
Dated
	By:	/s/ J. Scott McIntyre Jr.

J. Scott McIntyre Jr., Trustee

EXHIBIT A TO SCHEDULE 13G
JOINT FILING AGREEMENT
J. Scott McIntyre Jr., individually, and the J. Scott McIntyre Revocable Trust dated December 8, 1992, hereby agree and consent to the joint filing on their behalf of the foregoing amendment to Schedule 13G related to their beneficial ownership of the Common Stock of United Fire & Casualty Company.

February 17, 2009		/s/ J. Scott McIntyre Jr.
Dated		J. Scott McIntyre Jr.

February 17, 2009		J. Scott McIntyre Revocable Trust dated December 8, 1992
Dated
	By:	/s/ J. Scott McIntyre Jr.
J. Scott McIntyre Jr., Trustee

EXHIBIT B TO SCHEDULE 13G
J. SCOTT MCINTYRE JR.
The Reporting Persons filing jointly on this Amendment No. 10 filed Amendment No. 9 to Schedule 13G on February 19, 2008.
Schedule A shows current ownership and transactions from January 1, 2008 to December 31, 2008, for the Reporting Persons and for four other entities, the McIntyre Foundation, the Mildred R. McIntyre Irrevocable Trust dated April 27, 1989, the Mildred R. McIntyre Irrevocable Trust dated September 15, 1992, and the Dee Ann McIntyre Trust dated December 16, 1994 (herein, the “Other Entities”). Mr. McIntyre created the McIntyre Foundation as a charitable foundation in 1997; Mr. McIntyre is the President, Secretary and Treasurer of the Foundation and is one of four directors. Mr. McIntyre’s late mother created the Mildred R. McIntyre Irrevocable Trust dated April 27, 1989; Mr. McIntyre is the sole trustee of that trust. Mr. McIntyre’s late mother created the Mildred R. McIntyre Irrevocable Trust dated September 15, 1992; Mr. McIntyre is the sole trustee of that trust. Mr. McIntyre created the Dee Ann McIntyre Trust in 1994 for the benefit of his wife; Mr. McIntyre is the sole trustee of that trust. The group consisting of the Reporting Persons and the Other Entities is referred to collectively as the “Indicated Entities.” By virtue of his positions with the Foundation and as trustee of the Mildred R. McIntyre Irrevocable Trust dated April 27, 1989, the Mildred R. McIntyre Irrevocable Trust dated September 15, 1992, and the Dee Ann McIntyre Trust dated December 16, 1994, Mr. McIntyre is deemed to beneficially own the shares directly owned by the Foundation and the three trusts.
All transactions that involve one or more of the Indicated Entities are reported on Schedule A. Where transactions are among two of the Indicated Entities, appropriate corresponding entries reflect the transaction; such transactions are noted as “transfers.” Where transactions involve only one of the Indicated Entities there is no corresponding entry. Please note the following with respect to these transactions:
•	The transactions described in Schedule A as “distribution” represent distributions of trust assets upon the death of Mildred R. McIntyre as required by the Mildred Reynolds McIntyre Irrevocable Trust dated April 27, 1989 and the Mildred Reynolds McIntyre Irrevocable Trust dated September 15, 1992 respectively as indicated;
•	The transactions described in Schedule A as “gift given” represent outright gifts made by the respective donors as indicated;
•	The transaction described in Schedule A as “option exercise” represents the exercise of vested stock options awarded to Mr. McIntyre by the Issuer;
•	The transaction described in Schedule A as “service award” represents shares awarded to Mr. McIntyre by the Issuer; and
•	The transaction described in Schedule A as “transfer” represents the transfer of shares from the J. Scott McIntyre Revocable Trust dated 12/08/1992 to the McIntyre Foundation.

SCHEDULE A

						J. Scott McIntyre		Mildred R. McIntyre
		J. Scott McIntyre		J. Scott McIntyre		Revocable Trust		Irrevocable Trust
		Individually		IRA Account		dated 12/08/1992		dated 09/15/1992
			Total		Total		Total		Total
Transaction	Transaction	Transaction	Shares	Transaction	Shares	Transaction	Shares	Transaction	Shares
Date	Description	Amount	Owned	Amount	Owned	Amount	Owned	Amount	Owned
12/31/07	as reported		0		4,968		2,564,776		40,986

01/02/08	distribution							(900)	40,086

01/08/08	gift given					(3,600)	2,561,176

02/29/08	distribution

03/03/08	distribution

03/04/08	distribution

04/24/08	option exercise					4,000	2,565,176

04/24/08	gift given					(325)	2,564,851

05/21/08	service award					60	2,564,911

09/08/08	transfer					(60)	2,564,851

Total			0		4,968	75	2,564,851	(900)	40,086
SCHEDULE A CONT.

		Dee Ann McIntyre		Mildred R. McIntyre
		Trust		Irrevocable Trust
		dated 12/16/1994		dated 04/27/1989		McIntyre Foundation
			Total		Total		Total
Transaction	Transaction	Transaction	Shares	Transaction	Shares	Transaction	Shares
Date	Description	Amount	Owned	Amount	Owned	Amount	Owned
12/31/07	as reported		450,000		243,000		519,180

01/02/08	distribution

01/08/08	gift given

02/29/08	distribution			(148,500)	94,500

03/03/08	distribution			(67,500)	27,000

03/04/08	distribution			(27,000)	0

04/24/08	option exercise

04/24/08	gift given	(325)	449,675

05/21/08	service award

09/08/08	transfer					60	519,240

Total		(325)	449,675	(243,000)	0	60	519,240